

Emma Battle · 2nd

Independent Director at Bassett Furniture Industries, Inc.

Chapel Hill, North Carolina · 500+ connections · **Contact info**

Bassett Furniture Industries, Inc.

Harvard Business Sc

Experience



Independent Director

Bassett Furniture Industries, Inc.

Oct 2020 – Present · 1 mo
United States

Bassett Furniture was founded in 1902 when furniture making was shifting from local cabinet makers to larger scale production to keep up with the growth of America. Bassett has about 100 dedicated retail locations in the United States and Puerto Rico. Bassett is passionate abou developing fashionable and innovative home furnishings at a great value, as well as providing exceptional customer service every step of the way. The custom furniture programs make it easy to express your unique sense of style with a variety of options, including upholstery, beds dining, home storage and home entertainment.

President and CEO

Higher Education Works

Sep 2017 – Present · 3 yrs 2 mos
Raleigh-Durham, North Carolina Area

Lead strategy, marketing and planning for this non-partisan organization that advocates for support of North Carolina public higher education. In less than four years we have raised over 3 million dollars and reached over 5.7 million people who have engaged with our content more than 720,000 times. Our cost per engagement is only $.42—18 times lower than the **...see mor**



President and CEO
MarketVigor, LLC
Jul 2003 – Present · 17 yrs 4 mos
Chapel Hill, NC

Founded in 2003, MarketVigor provides consulting, strategy, marketing, digital advertising, website optimization, analytics and client success operations services to businesses.



Independent Director
Primo Water Corporation
Mar 2019 – Feb 2020 · 1 yr
Greensboro/Winston-Salem, North Carolina Area

Appointed as independent director to the Board of Directors for this publicly traded company (Nasdaq: PRMW). Primo is an environmentally and ethically responsible company with a purpose of inspiring healthier lives through better water. Primo is North America's leading source provider of water dispensers, multi-gallon purified bottled water, and self-se ...**see mor**



Vice President, Client Success
Windsor Circle, Inc.
Apr 2015 – Sep 2017 · 2 yrs 6 mos

Tooled up and professionalized client success processes positioning the company for a pivot from servicing small, unprofitable clients churning out to supporting large enterprise clients willing to pay for professional services.

...see mor

Show 5 more experiences ∨

Education



Harvard Business School
Master of Business Administration (MBA), Business Administration and Management, General



Duke University
BA, Economics/Spanish

Volunteer Experience



Board Member and Chair of the Development Committee
Museum of Life and Science
May 2010 – Jun 2016 · 6 yrs 2 mos

Science and Technology

The Museum of Life and Science is one of North Carolina's top attractions. Situated on 84-acres, our interactive science park includes a science center, a butterfly conservatory which is one of the largest in the world and beautifully-landscaped outdoor exhibits which are safe havens for rescued black bears, lemurs, and endangered red wolves.

Board and Executive Committee Member

BEST NC
Apr 2014 – Jul 2020 • 6 yrs 4 mos
Education

Our vision is that very student graduates with the knowledge, skills and behaviors to succeed i a competitive global economy.

Our mission is to unite an engaged and informed business perspective to dramatically transform and improve North Carolina's public education system.

We believe that North Carolina can have a world-class education system by looking at education in a comprehensive way and by focusing on these priorities:

Every Student will be Ready to Learn & Globally Competitive
Every Student will have an Excellent Teacher & School Leadership
Every Student will Graduate with Relevant Globally-Competitive Career & Life Skills

As the business voice for education, we demand effective performance from our education system and are dedicated to creating a climate for reform in North Carolina. We are committed to dramatically improving the quality of the state's education system through evidence-based strategies and initiatives.

BEST NC's efforts will be ...

Student-focused
BEST NC will place the highest priority on the best outcomes for students.

Optimistic & Courageous
BEST NC believes that every child can succeed and North Carolina can have a world-class education system. We also know that elevating our public schools will require hard work and difficult decisions.

Collaborative
BEST NC will engage stakeholders including educators, experts, policymakers, and community leaders to identify and gain buy-in for best practices.

Evidence-based
BEST NC will be data driven and dedicated to best-practices that will ensure a return on resource investments

Member Board of Trustees

Senior Services Inc.
2000 – 2001 • 1 yr
Social Services

Our mission is to help older adults remain at home as long as possible and to help them live
with dignity. With concern for those who care for senior adults, we also help caregivers throug
services and education that will benefit them.

Individuals who cannot afford to pay for services are of special concern to Senior Services and
receive assistance to every extent possible through philanthropic contributions and available
public funds.

Show 3 more experiences ⌄

Skills & Endorsements

Strategy · 99+

Endorsed by **Michael Boulware Moore and 10
others who are highly skilled at this**

 Endorsed by **7 of Emma's colleagues at \
Circle, Inc.**

Email Marketing · 99+

Endorsed by **Matt Williamson and 2 others who
are highly skilled at this**

 Endorsed by **3 of Emma's colleagues at \
Circle, Inc.**

Salesforce.com · 59

Endorsed by **Angela Stewart and 3 others who
are highly skilled at this**

 Endorsed by **2 of Emma's colleagues at \
Circle, Inc.**

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Recommendations

Received (24)   Given (32)

Jocelyn Kline
Asst. VP, Brand Marketing
at First Citizens Bank
December 5, 2017, Jocelyn
reported directly to Emma

Few people have the opportunity to report to a manager wh
more of a mentor than a boss, but I did when I worked for E
at Windsor Circle. Emma patiently provided me with the gui
I needed to manage over 180 client accounts and at the sar
time, also gave me the flexibility and freedom t... **See more**

Brad McGinity

Chief Revenue Officer at
15Five: #1 Product for Mid-
Market on G2 Crowd

November 1, 2017, Brad worked
with Emma in different groups

Emma brought energy, focus, discipline, and passion to Wir
Circle's Client Success team. She developed processes to e
client satisfaction, employee training, and aligned metrics. I
worked across departments to ensure alignment to marketi
sales, and product/eng. But the most important thing... **See**

Show more ⌄

